Exhibit 2

FOR IMMEDIATE RELEASE	19 AUGUST 2013

WPP PLC (“WPP”)

Geometry Global acquires majority stake in Brandigital in Latin America

WPP announces Geometry Global, its wholly owned activation agency, has acquired a majority stake in Brandigital S.A. (“Brandigital”) in Latin America.

Brandigital is a digital agency that services clients across a variety of disciplines including social media, e-commerce, mobile and the creation of digital content.

Established in 2002, Brandigital’s unaudited revenue for the year ended 31 December 2012 was AR$19.3 million with total assets of AR$13.9 million as at the same date. Clients include Adidas, Avon, Santander and SAP. The company is based in Cordoba, Argentina and employs 110 people working across offices in Buenos Aires, Mexico City, Bogota, Santiago and Panama.

This acquisition continues WPP’s strategy of investing in fast growing markets and sectors and its commitment to developing its strategic networks throughout Latin America. Collectively, the Group generates revenues of US$1.6 billion (including associates) and employs over 18,000 people in Latin America. In Argentina, the Group generates revenues of US$ 300 million and employs 5,000 people.

WPP’s digital revenues were well over US$5 billion in 2012 and represented 33% of total Group revenues of US$16.5 billion. The Group is targeting at least 40-45% of revenues to come from each of fast-growth markets and new media over the next five years.

Contact:

Feona McEwan, WPP	+ 44(0) 207 408 2204
Kevin McCormack, WPP	+1(212) 632 2239